SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

Rightside Group, Ltd.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76658B 10 0
(CUSIP Number)

FTS, Corp.
10518 Airport Ave
Grand Cayman, KY1-1005, Cayman Islands
+1345-749-6263

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

FTS, Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,158,174

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,158,174

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,158,174

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

CO

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of Rightside Group, Ltd., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 5808 Lake Washington Blvd. NE, Suite 300, Kirkland, WA 98033.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)           This statement is filed by FTS, Corp., a Cayman Islands Exempted Company (“the “Reporting Person”).

(b)           The principal business address of the Reporting Person is 10518 Airport Ave, Grand Cayman, KY!-1005, Cayman Islands. The officers and directors of the Reporting Person and their principal occupations and business addresses are set forth on Schedule A and incorporated by reference in this Item 2.

(c)           The principal business of the Reporting Person is serving as a passive investment corporation.

(d)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is organized under the laws of the Cayman Islands. The citizenship of each of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Shares owned by the Reporting Person is approximately $8,387,181, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

The Reporting Person purchased the securities of the Issuer reported herein based on its belief that such securities are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease its position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge its economic exposure to the Shares without affecting its beneficial ownership of Shares.

The Reporting Person does not, at present, have any plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person may take positions or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales involving the Issuer or certain of the Issuer’s businesses or assets including advocating for a sales process or a take-private transaction, strategy and plans of the Issuer as a means of enhancing shareholder value, or may change its intention with respect to any and all matters referred to in Item 4. Although the Reporting Person had no plans or proposals at the time of its various purchases and (except as disclosed herein), the Reporting Person intends to review its investment in the Issuer on a continuing basis and may from time to time in the future express its views to and/or meet with management, the Board of Directors of the Issuer, other shareholders or third parties, including, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by the Reporting Person is based upon 18,987,303 Shares outstanding as of November 4, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 11, 2015.

As of the date hereof, the Reporting Person owned directly 1,158,174 Shares, constituting approximately 6.1% of the Shares outstanding.

(b)           The Reporting Person has sole voting and dispositive power with respect to the Shares owned directly by it.

(c)           Schedule B annexed hereto lists all transactions in securities of the Issuer during the past 60 days by the Reporting Person.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated to read as follows:

None.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  December 2, 2015

FTS, Corp.

By:	/s/ Ria Scott Blyth
	Name:	Ria Scott Blyth
	Title:	Administrative Assistant

SCHEDULE A

Directors and Officers of FTS, Corp.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Frank Schilling	Investor	Governors Square, 1361 George Town, Grand Cayman. KY1 1108	Canada

Michele Schilling	Investor	Governors Square, 1361 George Town, Grand Cayman. KY1 1108	Canada

.

SCHEDULE B

Transactions of the Reporting Person Effected During the Past 60 Days

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

11/25/15	5,600	7.50
11/23/15	17,400	7.66
11/23/15	6,801	7.66
11/23/15	5,500	7.64
11/23/15	7,900	7.60
11/23/15	8,974	7.54
11/23/15	6,500	7.49
11/23/15	20	7.43
11/23/15	3,200	7.46
11/23/15	1,793	7.44
11/23/15	900	7.43
11/23/15	400	7.43
11/23/15	3,066	7.42
11/23/15	1,068	7.41
11/23/15	100	7.38
11/23/15	20	7.37
11/23/15	3,600	7.38
11/23/15	100	7.37
11/23/15	100	7.38
11/23/15	2,158	7.35
11/23/15	400	7.35
11/16/15	16,800	7.88
11/16/15	200	7.86
11/16/15	3,000	7.85
11/04/15	2,200	7.65
11/04/15	200	7.63
11/04/15	400	7.62
11/04/15	7,900	7.56
11/04/15	101	7.56
11/04/15	300	7.51
11/04/15	1,700	7.48
11/04/15	200	7.47
11/04/15	100	7.43
11/04/15	200	7.43
11/04/15	200	7.43
11/04/15	5,300	7.40
11/04/15	4,600	7.56
11/04/15	100	7.52
11/04/15	100	7.51
11/04/15	400	7.52
11/04/15	100	7.51
11/04/15	100	7.52
11/04/15	100	7.51
11/04/15	400	7.45
11/04/15	2,300	7.52
11/04/15	100	7.48
11/04/15	600	7.43
11/04/15	300	7.48
11/04/15	500	7.43
11/04/15	7,300	7.43
11/04/15	12,700	7.40
11/04/15	100	7.40
11/04/15	200	7.40

11/04/15	100	7.39
11/04/15	500	7.40
11/04/15	100	7.39
11/04/15	100	7.36
11/04/15	500	7.35
11/04/15	321	7.30
11/04/15	100	7.34
11/04/15	300	7.32
11/04/15	1,000	7.30
11/04/15	100	7.29
11/04/15	200	7.27
11/04/15	1,000	7.26
11/04/15	300	7.26
11/04/15	100	7.25
11/04/15	200	7.25
11/04/15	610	7.22